Exhibit 99.3

Nutriband Inc.

Nominating and Corporate Governance Committee Charter

Adopted August 1, 2019

Purpose

The Nominating and Corporate Governance Committee (the “Committee”) is created by the Board of Directors (the “Board”) of Nutriband Inc. (the “Company”) to:

●	review and evaluate the size, composition, function and duties of the Board consistent with its needs;

●	recommend criteria for the selection of candidates to the Board and its committees, and identify individuals qualified to become Board members consistent with such criteria, including the consideration of nominees submitted by stockholders;

●	recommend to the Board director nominees for election at the next annual meeting or any extraordinary general meeting of stockholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings and for which stockholder approval is being sought;

●	recommend directors for appointment to Board committees;

●	make recommendations to the Board as to determinations of director independence;

●	oversee the evaluation of the Board;

●	oversee and set compensation for the Company’s directors;

●	develop and review at least annually the corporate governance principles adopted by the Board and advise the Board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

●	review the Company’s actions in furtherance of its corporate social responsibility, including considering the impact of Company procedures and processes on employees, citizens and communities; and

●	develop and recommend to the Board the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company and oversee compliance with such guidelines and code.

Membership

The Committee shall consist of at least two members. Committee members shall be appointed by the Board and may be removed by the Board at any time. The Board shall designate the Chairperson of the Committee.

Responsibilities

In addition to any other responsibilities which may be assigned from time to time by the Board, the Committee is responsible for the following matters

Board/Committee Nominees

●	The Committee shall oversee searches for and identify qualified individuals for membership on the Board.

●	The Committee shall recommend to the Board criteria for Board and Board committee membership and shall recommend individuals for membership on the Board and its committees. In making its recommendations for Board and committee membership, the Committee shall:

●	review candidates’ qualifications for membership on the Board or a committee of the Board (including making a specific determination as to the independence of each candidate) based on the criteria approved by the Board (and taking into account the enhanced independence, financial literacy and financial expertise standards that may be required under law or the listing rules of the Nasdaq Global Select Market for Audit Committee or other committee membership purposes);

●	in evaluating current directors for re-nomination to the Board or re- appointment to any Board committees, assess the performance of such directors;

●	periodically review the composition of the Board and its committees in light of the current challenges and needs of the Board, the Company and each committee, and determine whether it may be appropriate to add or remove individuals after considering issues of judgment, diversity, age, skills, background and experience;

●	periodically review, as appropriate, the service of all directors on the boards of other public companies with consideration to the substantial time commitment required of directors and make such recommendations to the Board as it may deem advisable;

●	consider rotation of committee members and committee chairpersons, as appropriate; and

●	consider any other factors that are set forth in the regulations and/or guidelines of the principal stock exchange or market on which the Company’s securities are traded or are deemed appropriate by the Committee or the Board.

Evaluating the Board and its Committees

●	At least annually, the Committee shall lead the Board in a self-evaluation to determine whether it and its committees are functioning effectively. The Committee shall oversee the evaluation process and report on such process and the results of the evaluations, including any recommendations for proposed changes, to the Board.

●	At least annually, the Committee shall review the evaluations prepared by each Board committee of such committee’s performance and consider any recommendations for proposed changes to the Board.

Director Compensation

●	The Committee shall review and approve compensation (including equity- based compensation) for the Company’s directors. In so reviewing and approving director compensation, the Committee shall:

●	identify corporate goals and objectives relevant to director compensation and

●	evaluate the performance of the Board in light of such goals and objectives and set director compensation, including any long-term incentive component, based on such evaluation and such other factors as the Committee deems appropriate and in the best interests of the Company (including the cost to the Company of such compensation).

Director Orientation and Continuing Education

●	The Committee shall oversee an orientation and continuing education program for directors.

Reporting to the Board

●	The Committee shall report to the Board periodically.

●	At least annually, the Committee shall evaluate its own performance and report to the Board on such evaluation.

●	The Committee shall at least annually review and assess the adequacy of this charter and recommend any proposed changes to the Board for approval.

Authority and Delegations

The Committee has the sole authority to retain and terminate any advisers, including search firms to identify director candidates, compensation consultants as to director compensation and legal counsel, including sole authority to approve all such advisers’ fees and other retention terms.

The Committee may delegate its authority to subcommittees or the Chairperson of the Committee when it deems it to be appropriate and in the best interests of the Company.

Procedures

The Committee shall meet as often as it determines is appropriate to carry out its responsibilities under this charter. The Chairperson of the Committee, in consultation with the other Committee members, shall determine the frequency and length of the Committee meetings and shall set meeting agendas consistent with this charter.

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